INPHI CORPORATION

3945 Freedom Circle, Suite 1100

Santa Clara, California 95054

March 28, 2011

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inphi Corporation - Registration Statement – Form S-1
Registration Number: 333-172635

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Inphi Corporation (the “company”) hereby requests that the effective date of the above-captioned registration statement on Form S-1, relating to the registration of 4,351,340 shares of the company’s Common Stock (including 449,366 shares subject to the underwriters’ over-allotment option), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on March 30, 2011 or as soon thereafter as may be practicable.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company understands that the staff will consider this request as confirmation by the company of, and the company hereby confirms, its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Sincerely,

Inphi Corporation

By:	/s/ John Edmunds
John Edmunds
Chief Financial Officer

cc:	Allison Leopold Tilley, Esq.
Davina K. Kaile, Esq.